Exhibit 21.1
Subsidiaries of Nuveen Churchill BDC V
The following list sets forth our consolidated subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in the subsidiary:
•Nuveen Churchill BDC V SPV I LLC (Delaware) – 100%
•Nuveen Churchill BDC V Equity Holdings LLC (Delaware) – 100%
The subsidiaries listed above are consolidated for financial reporting purposes.